9635 Granite Ridge Drive

Suite 100

San Diego, CA 92123

Phone 858-459-7800

Application for Withdrawal of Registration Statement

September 18, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 Filed on September 15, 2017 File No. 333-220490

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Aethlon Medical, Inc. (the “Company”) hereby requests the withdrawal of the Company’s above referenced registration statement on Form S-1, filed with the SEC on September 15, 2017. The Company requests the withdrawal of the registration statement because the Company had intended to file an amendment to its previously filed Registration Statement on Form S-1, filed with the SEC on July 31, 2017 (File No. 333-219589) and instead the above referenced was inadvertently filed. The registration statement has not been declared effective and no shares of the Company’s common stock or other securities have been sold under the registration statement.

The Company requests that, in accordance with Rule 457(p) under the Act, all fees paid to the SEC in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this matter, please call Jolie Kahn, Esq. at 516-217-6379. Thank you for your assistance in this matter.

Respectfully submitted,

/s/ James Frakes

James Frakes, CFO